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                             January 25, 2022

       Xinpeng Luo
       Chief Accountant
       Guangshen Railway Company Limited
       No. 1052 Heping Road, Luohu District
       Shenzhen
       People   s Republic of China 518010

                                                        Re: Guangshen Railway
Company Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            Response dated
December 21, 2021
                                                            File No. 001-14362

       Dear Mr. Luo:

              We have reviewed your December 21, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our November
       30, 2021 letter.

       Form 20-F for the Year Ended December 31, 2020

       Key Information
       Risk Factors
       Risks Relating to Our Shareholders, page 14

   1. We note the revised disclosure provided in response to prior comment 2. Given recent statements by the
Chinese government indicating an intent to exert more oversight and control over offerings
that are conducted overseas and / or foreign investment in China-
                                                        based issuers, please
expand your disclosure to acknowledge the risk that any such actions by the Chinese
government could significantly limit or completely hinder your ability to offer or continue to
offer your ADSs to investors and cause the value of such securities to significantly decline
or be worthless.
 Xinpeng Luo
Guangshen Railway Company Limited
January 25, 2022
Page 2
Risks Associated with Chinese Accounting Firms, page 18

2. In light of recent developments, please expand the revised disclosure in response to prior comment 4 to reflect that the Commission adopted rules to implement the Holding
         Foreign Companies Accountable Act (HFCAA) and that, pursuant to the HFCAA, the
         PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland
         China or Hong Kong. In addition, disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or
Ethan
Horowitz, Branch Chief, at 202-551-3311 with any questions.



FirstName LastNameXinpeng Luo                                 Sincerely,
Comapany NameGuangshen Railway Company Limited
                                                              Division of
Corporation Finance
January 25, 2022 Page 2                                       Office of Energy
& Transportation
FirstName LastName